BREW NATION, LLC

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Brew Nation, LLC
Montgomery, Texas

We have reviewed the accompanying consolidated financial statements of Brew Nation, LLC (the "Company"), which comprises the consolidated balance sheets as of December 31, 2024, and December 31, 2023, and the related consolidated statements of operations, members' deficit, and cash flows for the years ending December 31, 2024, and December 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

January 2, 2026
Los Angeles, California

BREW NATION, LLC
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	105,867	$	17,498
Due From Related Parties		533,452		74,065
Prepaids and Other Current Assets		92,193		57,207
Total Current Assets		**731,512**		**148,770**
Total Assets	**$**	**731,512**	**$**	**148,770**
LIABILITIES AND MEMBERS' DEFICIT				
Current Liabilities:				
Current Portion of Loans and Notes	$	735,436	$	150,000
Total Current Liabilities		**735,436**		**150,000**
Total Liabilities		**735,436**		**150,000**
MEMBERS' DEFICIT				
Members' Deficit		(3,924)		(1,230)
Total Members' Deficit		**(3,924)**		**(1,230)**
Total Liabilities and Members' Deficit	**$**	**731,512**	**$**	**148,770**

See accompanying notes to financial statements.

BREW NATION, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	2,694	1,230
Total Operating Expenses	**2,694**	**1,230**
Operating Loss	**(2,694)**	**(1,230)**
Interest Expense	-	-
Loss Before Provision for Income Taxes	**(2,694)**	**(1,230)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,694)**	**$ (1,230)**

See accompanying notes to financial statements.

(in , $US)	Members' Deficit
Balance—December 31, 2022	$ -
Net Loss	(1,230)
Balance—December 31, 2023	**$ (1,230)**
Net Loss	(2,694)
Balance—December 31, 2024	**$ (3,924)**

See accompanying notes to financial statements.

BREW NATION, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(2,694)	$	(1,230)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Changes in Operating Assets and Liabilities:				
Prepaids and Other Current Assets		(34,986)		(57,207)
Due From Related Parties		(459,387)		(74,065)
Net Cash Used In Operating Activities		**(497,067)**		**(132,502)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Promissory Notes and Loans		585,436		150,000
Net Cash Provided by Financing Activities		**585,436**		**150,000**
Change in Cash		**88,369**		**17,498**
Cash —Beginning of The Year		17,498		-
Cash—End of The Year	$	**105,867**	$	**17,498**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Brew Nation, LLC was formed on January 12, 2017 in the state of Texas. The consolidated financial statements of Brew Nation, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Montgomery, Texas.

Brew Nation LLC, specializes in managing and revitalizing heritage American beer brands, including Duquesne Pilsner and Duquesne LT. In 2024, the Company expanded its portfolio through the acquisition of Duquesne Brewing Company, strengthening its market presence while preserving traditional brewing identity. Brew Nation operates within the food and beverage manufacturing sector, focusing on brand stewardship, licensing, and distribution partnerships across regional wholesale markets. Its business model emphasizes maintaining the legacy appeal of classic beer brands while supporting growth through strategic production, packaging, and promotional collaborations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation
The Company's consolidated financial statements include the accounts of Brew Nation, LLC and its wholly owned subsidiary, Duquesne Brewing Company, over which the Company exercises control through ownership of a majority voting interest. Brew Nation, LLC acquired Duquesne Brewing Company in 2024. All significant intercompany transactions and accounts have been eliminated.

Cash
Cash includes all cash in banks. As of December 31, 2024 and 2023, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risk primarily from cash, cash equivalents, restricted cash, and amounts due from related parties. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk related to cash and cash equivalents is low due to the overall financial strength of the financial institutions.

As of December 31, 2024 and 2023, substantially all of the Company's receivables consisted of amounts due from a single related party, the Company's founder and majority member. These balances are unsecured, non-interest-bearing, and have no written repayment terms. Accordingly, the Company is subject to concentration risk related to the collectability of these amounts.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services.

In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid expenses	92,193	57,207
Total Prepaids and Other Current Assets	$ 92,193	$ 57,207

Prepaid expenses represent payments made in advance for services to be consumed within the next twelve months.

4. DEBT

Promissory Notes and Loans

The Company had outstanding term loans and notes payable. Details are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
William Clevenger- no loan agreement	$ 435,436	0.00%	2024	repaid in 2025	$ 435,436	$ -	$ 435,436	$ 150,000	$ -	$ 150,000
Private individual- no loan agreement executed	200,000	0.00%	2024	Not defined	200,000		200,000	-	-	-
Private individual- no loan agreement executed	100,000	0.00%	2024	Not defined	100,000		100,000	-	-	-
Total	$ 735,436				$ 735,436	$ -	$ 735,436	$ 150,000	$ -	$ 150,000

The Company had an outstanding loan from its CEO, William Clevenger, with no written agreement in place. The loan was non-interest-bearing and was fully repaid during 2025.

The Company also received two loans from private individuals in an aggregate amount of $300,000. These loans were non-interest-bearing and had no stated maturity date. Management is in the process of converting these loans into a convertible note bearing interest at 12%, with a maturity of 48 months from the effective date of the agreement.

5. EQUITY AND CAPITALIZATION

The Company was legally formed in 2017; however, it had no operating activity, assets, liabilities, capital contributions, or expenses from inception through December 31, 2022. Accordingly, the Company's Members' Equity balance as of December 31, 2022 was zero, and the accompanying statement of changes in Members' Equity reflects activity commencing in 2023.

The following table summarizes the units outstanding as of December 31, 2024:

As of Year Ended December 31, 2024

Member's name	Ownership percentage
William Clevenger	100.0%
TOTAL	**100.0%**

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

In the past, the Company had an outstanding loan from William Clevenger, the founder and majority member, with no written agreement in place. The loan was non-interest-bearing and was fully repaid during 2025. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan was $435,436 and $150,000, respectively.

During 2024 and 2023, the Company engaged in funding transactions with its founder and majority member, William Clevenger. These balances represent short-term, non-interest-bearing advances with no written agreement in place. As of December 31, 2024 and 2023, the Company recorded receivables from Mr. Clevenger of $533,452 and $74,065, respectively, which are classified under Due from Related Party within current assets.

8. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,694, an operating cash outflow of $497,067 and liquid assets in cash of $105,867, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

9. SUBSEQUENT EVENTS

On November 14, 2025, the Company converted from an LLC to a Delaware corporation. It is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001 per share. As of the date of the review report, 4,081,633 shares were issued and outstanding.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.